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SEC FILE NUMBER
8-67885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2023 (MM/DD/YY) AND ENDING 03/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tangent Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14 Wyndham Road
(No. and Street)

Short Hills	New Jersey	07078
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Adrienne Yost Hart	215-816-2800	ayhart@tangentcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

2617 Huntington Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

9/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Adrienne Yost Hart</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Tangent Capital Partners, LLC</u>, as of <u>3/31</u>, 2<u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Commonwealth of Pennsylvania - Notary Seal
Juwan Slade, Notary Public
Philadelphia County
My commission expires April 4, 2028
Commission number 1444148
Member, Pennsylvania Association of Notaries

Signature: _____

Title: _____
Chief Compliance Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TANGENT CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED MARCH 31, 2024

TANGENT CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2024

TABLE OF CONTENTS



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged with Governance of
Tangent Capital Partners, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Tangent Capital Partners, LLC (the "Company") as of March 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in the Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Schedule of Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and the Schedule of Information Relating to Possession or Control Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information Relating to Possession or Control Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

sanville and company

This is our initial year as the Company's auditor.
Huntingdon Valley, Pennsylvania
May 22, 2024

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
March 31, 2024

ASSETS

Cash	$	224,618
Accounts receivable		498,881
Prepaid expenses and other assets		24,933
TOTAL ASSETS	$	748,432

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable	$	162,987
TOTAL LIABILITIES		162,987
MEMBER'S EQUITY		585,445
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	748,432

See Accompanying Notes To These Financial Statements

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2024

Revenues:

Investment banking	$ 5,438,073
Commissions	1,531,005
Management and incentive fees	470,888
Registered representative fees	156,296
Consulting fees and other	206,000
Total revenues	7,802,262

Expenses:

Professional fees	208,211
Commissions and consulting fees	6,206,739
Salaries and other compensation related expense	202,919
Insurance expense	103,742
Regulatory fees	70,268
Dues and subscriptions	45,757
Rent	33,975
Office expense	12,888
Other	33,811
Total expenses	6,918,310
Net Income	$ 883,952

See Accompanying Notes To These Financial Statements

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2024

Member's Equity, March 31, 2023	$	212,893
Net Income		883,952
Capital Distributions		(511,400)
Member's Equity, March 31, 2024	$	585,445

See Accompanying Notes To These Financial Statements

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2024

Cash flows from operating activities:

Net Income	$ 883,952
Adjustments to reconcile net income to	
cash provided by operating activities:	
Changes in assets	
Decrease in accounts receivable	90,814
Decrease in prepaid expenses	6,918
Changes in liabilities	
Increase in accounts payable and accrued expenses	71,506
Decrease in commissions payable	(665,941)
Net cash provided by operating activities	387,249
Cash flows from financing activities:	
Capital distributions	(511,400)
Net cash used in financing activities	(511,400)
Net decrease in cash	(124,151)
Cash at beginning of the year	348,769
Cash at end of the year	$ 224,618

TANGENT CAPITAL PARTNERS, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2024

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Tangent Capital Partners LLC, (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's registration was approved in September 2008. The Company is a non-clearing broker and does not handle any customer funds or securities.

The liability of the member is limited to its capital account balance with the Company.

The Company primarily generates it's revenue from management fees, consulting fees, incentive fees, commission income and investment banking.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The evaluation of credit impairment requires immediate recognition of estimated credit losses expected to occur. The estimate of expected credit losses is based on relevant information about past events, current economic conditions, and reasonable forecasts of future economic conditions that affect the ability to collect the receivable. Based on this assessment, no allowance for doubtful accounts was deemed necessary at March 31, 2024. The accounts receivable opening balance as of March 31, 2023 was $589,695 and as of March 31, 2024 was $498,881. Of the accounts receivable outstanding as of March 31, 2024, 100% was due from five customers.

Revenue From Contracts With Customers

Significant Judgments
Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

Fees
In connection with its authority to engage in the private placement of securities pursuant to its FINRA Membership Agreement, the Company principally serves as a private placement agent and assists financial sponsors, such as private equity funds and private companies, with raising capital, almost exclusively from institutional investors, family offices, and through financial advisors to high-net-worth individuals. The Company's Membership Agreement also permits it to engage in mergers and acquisitions advisory services.

Compensation for these activities is typically received in the form of a placement fee, typically structured as a percentage of the assets raised (in the case of private equity funds or private companies), or a share of the fees earned by the fund manager (in the case of hedge funds). In addition, the Company sometimes earns retainer fees to conduct capital-raising efforts or mergers and acquisitions advisory services and is paid these fees regardless of the success of any proposed transaction.

Placement fees are considered earned and recorded when received, which is on or after the date on which the capital is invested and the relevant securities are transferred from the sponsor to the investors. Success-based fees for investment banking services are recognized at the closing of a transaction.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Fees (continued)

Placement fees may be paid to the Company at closing, or periodically over time. For private company capital raises, and M&A advisory services, the fee is typically paid fully upon closing of the investment(s). For private equity funds raises, the fees are typically paid to the company pro-rata over a two-year period. For hedge funds raises, the Company typically earns a portion of the management and incentive fees earned by the manager for a period of time and are often therefore received quarterly or semi-annually.

Income Taxes

Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company. The Company's income or loss is reported by the by the single member on its tax return.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

NOTE 3. COMMITMENTS AND CONTINGENCIES

Office Lease

The office lease terminated on December 31, 2021. However, the Company leased the office on a month to month basis at $3,775 per month until December 2023. Rent expense was $33,975 for the fiscal year.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2024, the Company had net capital of $150,081, which was $139,215 in excess of its required net capital of $10,866. The Company's percentage of aggregate indebtedness to net capital was 108.6%.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2024, there was no amount in excess of insured limits.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 22, 2024, the date of the filing of this report.

TANGENT CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
FOR THE YEAR ENDED MARCH 31, 2024

MEMBER'S EQUITY	$ 585,445
Deductions:	
Accounts receivable	498,881
Prepaid expenses and security deposit	24,933
Total deductions:	523,814
Addbacks:	
Commissions payable	88,450
NET CAPITAL	$ 150,081
Aggregate Indebtedness from Statement of Financial Condition	$ 162,987
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 10,866
Excess net capital	$ 139,215
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 133,782
Percentage of aggregate indebtedness to net capital	108.60%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

**SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2024, under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in Paragraph 74.

**SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2024, under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in Paragraph 74. The Company did not maintain possession or control of any customer funds or securities at March 31, 2024.

See Report of Independent Registered Public Accounting Firm



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Tangent Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Tangent Capital Partners, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving revenue from management fees, consulting fees, incentive fees, commission income and investment banking, and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to exclusively to receiving revenue from management fees, consulting fees, incentive fees, commission income and investment banking, and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

sanville and company

Huntingdon Valley, Pennsylvania
May 22, 2024

Tangent Capital Partners, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Tangent Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to receiving revenue from management fees, consulting fees, incentive fees, commission income and investment banking, and because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, __Adrienne Yost Hart__, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.



Title: Chief Compliance Officer

1